News Release

RESIN SYSTEMS TO HOLD THIRD QUARTER BUSINESS UPDATE WEBCAST

Edmonton, Alberta, November 6, 2006: Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products innovator, through its operating division, RS Technologies (collectively “RS”), will conduct a third quarter business update teleconference and webcast on Friday, November 10, 2006 at 11:00 a.m. (EDT) / 9:00 a.m. (MDT).

The Company will provide an update on its business progress and discuss third quarter results.

The call will be hosted by Paul Giannelia, Chief Executive Officer of RS Technologies, and Rob Schaefer, Chief Financial Officer and Corporate Secretary of RS, and will contain a question and answer period.

To participate please dial 1-866-585-6398 (toll-free in North America) or (416) 849-9626 approximately
10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page. The webcast will be archived for approximately 90 days.

About RS

RS is a composite product innovator. RS engineers advanced composite products for large-scale industrial markets. These products replace products which historically have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and brought to market the award winning RStandard™ modular composite transmission and distribution structure and is in various stages of development with other composite products. For the latest on RS's developments, click on “Latest News” on www.grouprsi.com.

 “Version” and “RStandard” are trademarks of Resin Systems Inc.

For more information please contact:

Rob Schaefer

Chief Financial Officer and Corporate Secretary

Resin Systems Inc.

Ph: (403) 219-8000

Fax: (403) 219-8001

Email:robs@grouprsi.com

www.grouprsi.com

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